Exhibit 12

RC2 Corporation and Subsidiaries

Statement of Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

(unaudited)

	For the year ended December 31,					For the Quarter ended March
	1999	2000	2001	2002	2003	31, 2004

Earnings:
Income before income taxes	$1,427	$11,010	$25,791	$40,692	$53,882	$4,599
Add fixed charges	7,898	11,682	6,708	2,147	3,660	844

Earnings, as adjusted	$9,325	$22,692	$32,499	$42,839	$57,542	$5,443

Fixed Charges:
Interest on debt	$7,353	$11,446	$5,792	$1,107	$3,288	$680
Financing fees	545	236	916	1,040	372	164

Total fixed charges	$7,898	$11,682	$6,708	$2,147	$3,660	$844

Ratio of earnings to fixed charges	1.2	1.9	4.8	20.0	15.7	6.4